UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A.

(Translation of Registrant’s name into English)

Av. Brigadeiro Faria Lima, 2,277—4th floor

São Paulo, SP 01452-000, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐    No  ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐    No  ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

VOTORANTIM CELULOSE E PAPEL S.A Publicly-held Company CNPJ no. 60.643.228/0001-21 NIRE: 35.300.022.807	ARACRUZ CELULOSE S.A. Publicly-held Company CNPJ no.º 42.157.511/0001-61 NIRE: 32.300.025.897

RELEVANT FACT

Managements of VOTORANTIM CELULOSE E PAPEL S.A. (“VCP”) or ARACRUZ CELULOSE S.A. (“Aracruz”), for the purposes of Instruction no. 358/02 of the Brazilian Securities Commission (Comissão de Valores Mobiliários), hereby inform the market that the deadline for the exercise of appraisal rights by holders of Aracruz common and Class A Preferred Shares (neither of which underlie the Aracruz American Depositary Shares, or ADSs) that did not vote in favor of the resolution that approved the stock swap merger of Aracruz with VCP, which deadline would expire today, September 28, 2009, is hereby extended to November 12, 2009.

Managements of VCP and Aracruz explain that such extension of the period for exercise of appraisal rights derives from the need to reconcile Brazilian and United States legal requirements for the consummation of the stock swap merger to allow for the exchange of Aracruz ADSs for VCP ADSs, particularly with respect to the registration of said transaction with the United States Securities and Exchange Commission (the “Commission”). The extension of the appraisal rights exercise period referred to above does not affect any of the conditions or effects of the stock swap merger as approved by the common shareholders of Aracruz and VCP.

São Paulo, September 28, 2009.

Aracruz, September 28, 2009.

Votorantim Celulose e Papel S.A. Marcos Grodetzky Investor Relations Officer	Aracruz Celulose S.A. Marcos Grodetzky Investor Relations Officer

Additional Information and Where to Find It:

This Relevant Fact is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any shares of Aracruz or VCP. The proposed stock swap merger of Aracruz with VCP described in this Relevant Fact has been approved by Aracruz and VCP common shareholders but has not been consummated.

The distribution of VCP shares to holders of Aracruz ADSs, evidencing Aracruz Class B Preferred Shares, will be made only pursuant to an effective registration statement that VCP and Aracruz intend to file with the Commission. In connection with the proposed stock swap merger, we plan to file with the Commission (i) one or more registration statements on Form F-4 containing a prospectus that will be mailed to holders of Aracruz ADSs and (ii) other documents regarding the stock swap merger. Investors and security holders will be able to obtain the documents filed with the Commission regarding the stock swap merger, when available, free of charge on the Commission’s website at www.sec.gov or from VCP or Aracruz.

VCP and Aracruz urge investors and security holders to carefully read the relevant prospectus and other materials when they become available as they will contain important information about the stock swap merger.

Special Note Regarding Forward-Looking Statements:

This Relevant Fact contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Aracruz and VCP, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made, and we undertake no obligation to publicly update any of them in the light of new information or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARACRUZ CELULOSE S.A.

Date: September 28, 2009	By:	/s/ Marcos Grodetzky
	Name:	Marcos Grodetzky
	Title:	Investor Relations Officer